

July 13, 2010

Via U.S. Mail

Martin Stremplat
BMW Auto Leasing LLC
Financial Services Vehicle Trust
300 Chestnut Ridge Road
Woodcliff Lake, NJ 07677

> **Re: BMW Auto Leasing LLC**
> **Financial Services Vehicle Trust**
> **Amendment No. 2 to**
> **Registration Statement on Form S-3**
> **Filed June 29, 2010**
> **File No. 333-166296**

Dear Mr. Stremplat:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Supplement

Delinquencies, Repossessions and Loss Information, page 40

1. We note your response to our prior comment nine. Please include a footnote to the Delinquency Experience table to include the information provided in your response to that comment.

Material Income Tax Consequences, page S-68

2. We note your response to our prior comment eight. You state in the second paragraph of this section that counsel is of the opinion that statements under the sections "Summary of Terms—Tax Status" and "Material Income Tax Consequences" of the prospectus supplement and the prospectus "are correct in all material respects." Because you have elected to use a short-form tax opinion, the prospectus supplement must state clearly that the discussions are counsel's opinion. Please revise.

Prospectus

Material Income Tax Consequences, page 81

3. We note your response to our prior comment eight. We note your statement that the discussion "is correct in all material respects in the opinion of Tax Counsel." Because you have elected to use a short-form tax opinion, the prospectus must state clearly that the prospectus discussion is counsel's opinion. Please revise.

Part II

Signatures

4. We note that one of the officers signing on behalf of each of the registrants is signed pursuant to a power of attorney. Please file the certified copies of the resolution of the registrant's board of directors authorizing such signature. Refer to Item 601(b)(24) of Regulation S-K.

5. Please provide the signatures on behalf of the Registrant for Financial Services Vehicle Trust with the filing of the next amendment to your registration statement.

Exhibit Index

6. While the Exhibit Index indicates that Exhibit 24.2 has been previously filed we were unable to locate the filing of such exhibit. Please advise.

Exhibit 5.1

7. We note your response to our prior comment 15. Please provide a qualified Delaware law opinion with the filing of the next amendment to the registration statement or please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have any questions regarding these comments, you may contact John Dana Brown at (202) 551-3859. If you need further assistance, you may contact me at (202) 551-3574.

Sincerely,

Julie F. Rizzo
Attorney-Adviser

cc: Reed D. Auerbach, Esq.
        Bingham McCutchen LLP
        Fax: (212) 752-5378